Exhibit 23.1

Consent of KPMG LLP

The Board of Directors
Netopia, Inc.:

We consent to the incorporation by reference in the registration statement No. 333-10860 on Form S-3 and the registration statements (Nos. 333-104971, 333-82878, 333-75034, 333-65508, 333-51482, 333-37250, 333-74943, 333-61845, 333-26081 and 333-05845) on Form S-8 of Netopia, Inc. of our report dated November 3, 2003, with respect to the consolidated balance sheets of Netopia, Inc. and subsidiary as of September 30, 2003 and 2002, and the related consolidated statements of operations and comprehensive loss, stockholders’ equity, and cash flows for each of the years in the three-year period ended September 30, 2003, and the related financial statement schedule, which report appears in the September 30, 2003, annual report on Form 10-K of Netopia, Inc.

KPMG LLP

San Francisco, California
December 19, 2003